
04033344

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K


JUN 2 3 2004

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 31, 2003**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] . For the transition period from .... to.........**

Commission File Number 0-7422

A. Full title of the plan and address of the plan, if different from that of the issuer name below:

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STANDARD MICROSYSTEMS CORPORATION

80 Arkay Drive
Hauppauge, New York 11788

STANDARD MICROSYSTEMS CORPORATION

INCENTIVE SAVINGS AND RETIREMENT PLAN

PLAN # : 001 EIN # : 11-2234952

INDEX TO FINANCIAL STATEMENTS

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.



PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Standard Microsystems Corporation Incentive Savings and Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Standard Microsystems Corporation Incentive Savings and Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
June 7, 2004

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2003 and 2002

	2003	2002
ASSETS		
Investments:		
Cash and cash equivalents	$ 100,558	$ 356
Investments at fair value	33,608,888	23,888,978
Participant loans at contract value	313,523	350,856
Total investments	34,022,969	24,240,190
Receivables:		
Employer contributions	134,533	70,071
Participant contributions	114,141	62,481
Other	5,985	6,274
Total receivables	254,659	138,826
NET ASSETS AVAILABLE FOR BENEFITS	$34,277,628	$24,379,016

The accompanying notes are an integral part of these financial statements.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2003

ADDITIONS:	
Investment income	
Net appreciation in fair value of investments	$ 7,060,048
Interest and dividends	153,821
Total investment income	7,213,869
Contributions	
Participant contributions	2,587,337
Employer matching contributions	1,134,558
Total contributions	3,721,895
Total additions	10,935,764
DEDUCTIONS:	
Benefit payments	(1,037,152)
Total deductions	(1,037,152)
NET INCREASE	9,898,612
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	24,379,016
END OF YEAR	$34,277,628

The accompanying notes are an integral part of these financial statements.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1) Description of Plan

The following description of the Standard Microsystems Corporation (the "Company," "SMSC" or "Employer") Incentive Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Purpose and Eligibility

The Plan was established on June 23, 1982 primarily to help provide additional security for eligible employees' retirement. The Plan was established under sections 401(a) and 401(k) of the Internal Revenue Code which, among other provisions, allow for the deferral of income taxes on amounts contributed.

Participation can begin on the first day of any calendar month after the completion of three months of service, as defined in the Plan provisions.

Participant Accounts

The value of each participant's account equals the participant's contributions, the Company's contributions, net earnings, forfeitures allocated in accordance with the Plan provisions, and current value adjustments.

Participant Contributions

Each eligible participant may make qualified participant contributions from 1% - 100% of his or her pre-tax salary. These participant contributions are subject to certain statutory and regulatory limitations and could not exceed $12,000 for the year ended December 31, 2003. Participant contributions are allocated by each employee among fourteen investment funds (including SMSC Common Stock) in 1% increments.

Participants may also make rollover contributions of pre-tax and post-tax distributions from other qualified plans, which are not matched by the Company.

Employer Contributions

The Company may, at its discretion, make matching contributions to the Plan in cash or SMSC Common Stock equal to 66.667% of each participant's qualified participant contribution (up to a maximum participant contribution of 6% of earnings), subject to certain statutory and regulatory limitations. The Company reviews the match computation in each calendar year to make sure that participants receive their proper match contributions, and adjustments are made accordingly. In addition, the Company may, at its discretion, make an additional profit sharing contribution which, if made, is allocated pro rata to participants on the basis of their earnings. No profit sharing contributions were made to the Plan for the year ended December 31, 2003.

Benefits and Vesting

Upon the death, retirement (at age 65 or later) or total and permanent disability of a participant while in the employ of the Company, the participant's entire account (including the participant's share of the Employer's contributions) becomes 100% vested.

If a participant's employment with the Company is terminated for any other reason, the participant is entitled to receive, in full, the portion of his or her account attributable to participant contributions, and is also entitled to receive a portion of their account attributable to employer contributions based upon the following schedule:

Years of Service	Percentage Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

The unvested portion of a former participant's account will be allocated to the remaining participants as discussed in "Forfeitures" below. A separated participant may elect to defer distribution of his or her benefit if the benefit exceeds $5,000. In such event, the benefit remains invested in the Plan and continues to participate in Plan earnings. If a separated participant's accumulated benefit is below $5,000, the balance will be automatically distributed.

Separated participants who subsequently become eligible employees before having incurred five consecutive one year breaks in service, shall have the amount forfeited restored to their matching contribution account provided they repay the total amount distributed to them within five years of receiving such distribution. Such restoration shall be made from available forfeitures or from additional Employer contributions at the election of the Company. Rehired participants are recredited with all previous years of service.

Participant Loans

The Plan permits participants who are active employees of the Company to borrow up to 50% of the vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in the participant's account and bear interest as determined by the plan administrator based on the prevailing interest rates in the market at the time the loan was made. Loans must be repaid within a maximum of five years, unless the loan is used to acquire a dwelling unit which is to be used as the participant's principal residence, in which case it may be repaid over a period not to exceed fifteen years. Participant loans outstanding at December 31, 2003 were at interest rates ranging from 5.00% - 10.50%.

Hardship Withdrawals

In case of serious financial hardship, as defined by the Plan, participants may be eligible to receive an emergency withdrawal of their pre-tax contributions.

Forfeitures

Forfeitures by former participants are reallocated to the accounts of those participants who made participant contributions during the Plan year in the proportion of each participant's contributions (up to 6%), when compared to the total of all participant's contributions (up to 6%), provided the participant was active on the last day of the Plan year. During the years ended December 31, 2003 and 2002, $50,655 and $77,727 in non-vested account balances were forfeited by former participants. Such amounts were reallocated to active participants in Plan years 2004 and 2003 respectively.

2) Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments in mutual funds are stated at market value based on the latest quoted net asset value per share in an active market. The Plan's investment in SMSC Common Stock is stated at market value as determined by the latest quoted market price on its principal exchange as of year-end. Participant loans are valued at contract value, which approximates fair value.

3) Risks and Uncertainties

The Plan provides for various investment options, which may invest in various combinations of stocks, bonds, other fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4) Plan Administration

Management

Pursuant to the terms of the Plan:

a) The Board of Directors of the Company established the Plan Committee to act as the Company's agent to administer the Plan. The Plan Committee consists of members of the Company's management.

b) The Charles Schwab Trust Company (the "Trustee") is the custodian of the Plan's property and funds. Under the terms of the Plan and trust agreement, securities credited to the participants' accounts are registered in the name of the Trustee. The Trustee, in accordance with participant instructions, votes securities issued by the Company. If, however, a participant does not provide the Trustee with instructions in a timely manner, the Trustee will vote such shares at its own discretion.

Expenses

The expenses of administrating the Plan are paid by the Company and, therefore, are not reflected in the financial statements of the Plan.

5 Investments

The following are investments that represent 5 percent or more of the Plan's net assets as of December 31, 2003 and 2002:

	2003	2002
SMSC Common Stock *	$13,742,024	$10,047,318
Federated GNMA Institutional	-	1,270,118
Gabelli Growth Fund	3,535,072	2,661,950
Janus Adviser Balanced Portfolio	1,817,084	1,708,095
Janus Adviser Worldwide	-	1,582,678
Schwab Stable Value Fund	3,529,347	2,628,424
Weitz Value Fund	1,764,992	-
White Oak Growth Fund	2,423,375	1,266,512

* Nonparticipant-directed

During 2003, the Plan's investments appreciated in value by $7,060,048 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

SMSC Common Stock	$ 3,764,334
Mutual Funds and Common Collective Trusts	3,295,714
	$ 7,060,048

6) Nonparticipant-Directed Investments

Participants, at their discretion, may invest their contributions in any or all of the fourteen investment fund options offered under the Plan. However, the Employer's contributions to the Plan are automatically invested in SMSC Common Stock. As of December 31, 2002 and 2002, the net assets of SMSC Common Stock were $13,742,024 and $10,047,318, respectively. The components of the changes in net assets relating to SMSC Common Stock are as follows:

Year Ended December 31,	2003
Changes in Net Assets:	
Contributions	$ 1,258,848
Net appreciation	3,408,499
Transfers to participant directed investments	(970,441)
Realized gain on investments	355,835
Benefit payments	(358,035)
Net Change	$ 3,694,706

7) Termination of the Plan

Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or discontinue the Plan at any time, or to reduce, suspend or discontinue payments to be made by the Company to the Plan. Upon termination of the Plan or discontinuance of payments, the account of each participant (including the participant's share of the Employer's contributions) shall become fully vested, regardless of length of service.

8) Income Tax Status

On June 28, 2001, the Internal Revenue Service issued a favorable determination letter with regard to the tax-qualified status of the Plan, and therefore, the related trust is exempt from tax. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain the Plan's qualified status. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

9) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan has investments in SMSC Common Stock, and SMSC Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Schedule I

Standard Microsystems Corporation
PLAN # : 001 EIN # : 11-2234952
Incentive Savings and Retirement Plan
Schedule H – Line 4(i)
Schedule of Assets (Held at End of Year)

As of December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Alliance Tech Fund	Mutual Fund		$ 476,081
	Artisan International Fund	Mutual Fund		$ 398,341
	Federated GNMA Institutional	Mutual Fund		$ 1,339,543
	Gabelli Growth Fund	Mutual Fund		$ 3,535,072
	Invesco Dynamics Fund	Mutual Fund		$ 219,643
	Janus Adviser Balanced Portfolio	Mutual Fund		$ 1,817,084
	Janus Adviser Worldwide	Mutual Fund		$ 1,709,189
	RS Diversified Growth Fund	Mutual Fund		$ 635,906
*	Schwab 1000 Fund	Mutual Fund		$ 1,398,549
	Selected American Fund	Mutual Fund		$ 619,742
	Weitz Value Portfolio	Mutual Fund		$ 1,764,992
	White Oak Growth Fund	Mutual Fund		$ 2,423,375
*	Schwab Stable Value Fund	Common/Collective Trust		$ 3,529,347
*	Schwab U.S. Treasury Money Market Fund	Money Market		$ 100,558
*	Loans Receivable (1)			$ 313,523
*	SMSC Common Stock	Common Stock	$ 7,428,649	$ 13,742,024

* Parties-in-interest

Note (1): Various loans ranging from 5.00% to 10.50% maturing January 29, 2004 through October 9, 2009.

Schedule II

Standard Microsystems Corporation
PLAN # : 001 EIN # : 11-2234952
Incentive Savings and Retirement Plan
Schedule H – Line 4(j)
Schedule of Reportable Transactions

As of December 31, 2003

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Charles Schwab	Employer Stock	$1,964,857				$1,964,857	$1,964,857	-
Charles Schwab	Employer Stock		$2,052,596			$1,696,761	$2,052,596	$355,835

Note: For the purpose of this schedule, reportable transactions include either (i) a single transaction or (ii) a series of transactions involving a specific investment which is individually or in the aggregate in excess of 5% of the Plan's net assets as of the beginning of the Plan year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

By: ______________________________
Eric M. Nowling
Vice President, Controller, Chief Accounting Officer and Plan Administrator
Standard Microsystems Corporation

June 11, 2004

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-78324) of Standard Microsystems Corporation of our report dated June 7, 2004 relating to the financial statements of the Standard Microsystems Corporation Incentive Savings and Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, New York
June 15, 2004